Exhibit 4.04
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

VeriSign, Inc. (“Verisign,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.001 per share (our “common stock”).

DESCRIPTION OF COMMON STOCK

The following summary description sets forth some of the general terms and provisions of our common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of our common stock, you should refer to the provisions of our amended and restated certificate of incorporation and our bylaws, each of which is filed or incorporated by reference as an exhibit to the Annual Report on Form 10-K to which this description is an exhibit.

General

We are authorized to issue (i) 1,000,000,000 shares of common stock, par value $0.001 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share. The shares of our common stock currently outstanding are fully paid and non-assessable. No shares of preferred stock are currently outstanding.

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters submitted for action by our stockholders. Except as otherwise required by law, our amended and restated certificate of incorporation or our bylaws, matters submitted to a vote of stockholders (other than director elections) will be decided by the affirmative vote of a majority of the shares of our common stock present or represented by proxy and entitled to vote on the matter.

Each of our directors is elected by the affirmative vote of the majority of the votes cast (as defined in our bylaws) with respect to that director at any meeting for the election of directors at which a quorum is present, unless the number of nominees exceeds the number of directors to be elected, in which case the directors are elected by the vote of a plurality of the votes cast at such meeting. There is no provision for cumulative voting with regard to the election of directors.

Dividend and Liquidation Rights

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors from time to time may determine. Upon liquidation, dissolution or winding-up of Verisign, the assets legally available for distribution to stockholders would be distributed ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.

Other Rights

The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Anti-Takeover Provisions

Various provisions contained in our amended and restated certificate of incorporation, our bylaws and Delaware law could delay or discourage some transactions involving an actual or potential change in control of Verisign or our management and may limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests. Provisions in our amended and restated certificate of incorporation and our bylaws:

•authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by our board of directors at the time of issuance;
•do not authorize cumulative voting;
•authorize our board of directors, subject to certain exceptions, to alter, amend or repeal any bylaw;
•provide that special meetings of our stockholders may be called only by the chairman of our board of directors, the president, our board of directors, or our secretary (acting as a representative of the stockholders) whenever a stockholder or group of stockholders owning at least 10% in the aggregate of the capital stock issued, outstanding and entitled to vote, and who held that amount in a net long position continuously for at least one year, so request in writing;
•provide that our stockholders may take action only at a duly called meeting and not by written consent;
•in connection with stockholder meetings, provide an advanced written notice procedure with respect to stockholder nomination for directors and bringing other business; and
•provide that our directors may fill any vacancies on our board of directors, including newly created board seats resulting from an increase in the authorized number of directors and vacancies resulting from the death, resignation, or other cause.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which regulates, subject to some exceptions, acquisitions of publicly held Delaware corporations. In general, Section 203 prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person becomes an interested stockholder, unless:

•our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;
•upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding stock not owned by the interested stockholder.
Section 203 defines a “business combination” to include:

•any merger or consolidation involving us and the interested stockholder;
•any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;
•in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;
•any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested stockholders; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.
In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

Listing

Our common stock is traded on the Nasdaq Global Select Market under the symbol VRSN.